FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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ICA
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               ICA PROVIDES UPDATE REGARDING ITS CAPITAL INCREASE

Mexico City, December 19, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, procurement and construction company in Mexico, reported today that it had exercised its right to place shares under the Collaboration Agreement for the Subscription of Shares (the "Collaboration Agreement"), signed on October 31, 2003, with Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa ("Inbursa").

An additional 314,900,000 shares with a value of Ps. 629.8 million were subscribed today, under the terms of the Collaboration Agreement. Neither Inbursa nor any of its affiliates subscribed for any of the shares in this placement.

As a result, 186,739,016 shares are pending subscription of the total of 501,639,016 shares that were not subscribed by shareholders in exercise of their preemptive rights. The remaining shares are being offered to Inbursa as part of the Additional Subscription Option according to which Inbursa, on a best efforts basis and without it being an obligation, will seek investors to subscribe for the shares at the same price of Ps. 2.00 pesos per share, no later than January 16, 2003.


Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2003


                                         Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                           /s/ JOSE LUIS GUERRERO
                                           Name:  Dr. Jose Luis Guerrero
                                           Title: Vice President, Finance